UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C.  20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

                                        SEC File No. 0-21455
                                        CUSIP Number ___________

(Check One)
     [  ] Form 10-K and Form 10-KSB  [  ] Form 20-F   [  ] Form 11-K
		 [X] Form 10-Q and
     Form 10-QSB  [  ] Form N-SAR

     For Period Ended: June 30, 2002

          [   ]  Transition Report on Form 10-K
          [   ]  Transition Report on Form 20-F
          [   ]  Transition Report on Form 11-K
          [   ]  Transition Report on Form 10-Q
          [   ]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above,
		  identify the Item(s) to
which the notification relates:

Part I--Registration Information

   Decade Companies Income Properties- A Limited Partnership
                   (Full Name of Registrant)

                              N/A
                  (Former Name if Applicable)

             N19 W24130 Riverwood Drive, Suite 100
            (Address of Principal Executive Office)

                       Waukesha, WI 53188
                   (City, State and Zip Code).
Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               X         (a)  The reasons described in reasonable detail in
							  Part III of this form could not be
               eliminated without unreasonable effort or expense;
          X    (b)  The subject annual report, semi-annual report, transition
					report on Form 10-K,Form 20-F, 11-K or Form N-SAR, or portion thereof
					will be filed on or before the fifteenth calendar day following the
					prescribed due date; or the subject quarterly report or transition
					report on Form 10-Q, or portion thereof will be filed on or before
					the fifth calendar day following the prescribed due date; and (c)
					The accountant's statement or other exhibit required by Rule 12b-25(c)
					has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant cannot timely file its Form 10-QSB for the quarter ended June 30, 2002 because management's attention has been focused on limited partnership redemptions and extending redemptions for affiliated entities, the purchase of properties as part of the Section 1031 exchange, and moving the executive offices of the Registrant on August 2, 2002.

Part IV--Other Information

     (1)  Name and telephone number of person to contact in regard to this
		  notification

Mr. Michael Sweet                    (262)                           522-8990
      (Name)                           (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         X  Yes            No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                              Yes             X    No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Decade Companies Income Properties- A Limited Partnership
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          August 14, 2002               By:/s/ Jeffrey Keierleber
                              Jeffrey Keierleber
                              General Partner and Principal
                              Financial and Accounting Officer